United States securities and exchange commission logo





                             June 24, 2022

       John E. Adent
       President and Chief Executive Officer
       Neogen Corporation
       620 Lesher Place
       Lansing, MI 48912

                                                        Re: Neogen Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 9, 2022
                                                            File No. 333-263667

       Dear Mr. Adent:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Non-GAAP Financial Measures, page 69

   1.                                                   We note your non-GAAP
presentation, and have the following comments:

                                                              Please disclose
the purpose management uses the presented non-GAAP financial measures. Refer to
Item 10(e)(1)(i)(D) of Regulation S-K or direct us to existing disclosure.
                                                              Please revise to
provide the reason(s) that are more substantively specific to you why management believes
that each non-GAAP measure disclosed provides useful
                                                            information to
investors in light of the limitations listed on page 70.
                                                              Please include a
presentation, with equal or greater prominence, of the most directly
 John E. Adent
Neogen Corporation
June 24, 2022
Page 2
           comparable GAAP financial measure to Adjusted EBITDA margin.
             You state that Neogen defines Pro Forma EBITDA as "net income" before interest, income taxes, and depreciation and amortization. Please revise to properly identify net income in this instance as "pro forma net income" here and in the table and footnote 2 on page 44.
Information About the Food Safety Business
Intellectual Property, page 94

2. We note your response to prior comment 3 and the footnote to the table beginning on page
      94 indicating disclosure in the last column denotes the number of patents or patent applications that are pending or issued in the applicable jurisdiction. Please revise the table so that the disclosure clearly distinguishes patent applications from issued patents.
Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food
Safety Business, page 102

3. Your response did not provide the information requested by our prior comment 7, and we reissue the comment. In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed.
       You may contact Ibolya Ignat at (202) 551-3636 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn E. Adent
                                                           Division of
Corporation Finance
Comapany NameNeogen Corporation
                                                           Office of Life
Sciences
June 24, 2022 Page 2
cc:       Michael Aiello, Esq.
FirstName LastName